

June 8, 2015

Via E-mail
Mr. R. Craig Owen
Senior Vice President and Chief Financial Officer
Southwestern Energy Company
10000 Energy Drive
Spring, Texas 77389

> **Re:** **Southwestern Energy Company**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 001-08246**

Dear Mr. Owen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Financial Statements

Note 16 - Subsequent Events, page 113

1. We note that you acquired interests in oil and natural gas properties in West Virginia and Southwest Pennsylvania on January 27, 2015, and filed statements of revenues and direct operating expenses pertaining to these properties on Form 8-K/A on January 7, 2015. Please amend this filing to include a signed report of the Independent Registered Public Accounting Firm to comply with Rule 2-02(a) of Regulation S-X. You may also refer to Item 302 of Regulation S-T, which addresses signatures in electronic filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief